Management's Discussion and Analysis of Operating Results and Financial Position

This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position. It should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2003 for additional details regarding risks affecting the businesses.

In our MD&A and elsewhere we refer to measures such as backlog and unusual items that are not defined by generally accepted accounting principles ("GAAP"). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings measures, we provide tables or other information that assists readers in reconciling between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions, and trends that affect our businesses.

Unless otherwise noted, all financial references in this document exclude the discontinued US laboratories and generic radiopharmaceutical operations of the Company, and therefore reflect our continuing operations. The results for prior periods have been restated to conform to this presentation.

Overview

On September 24, 2004, we announced the sale of our interest in Memphis Pathology Laboratories Partnership, continuing the implementation of our plan to exit the US laboratories market. In addition, effective October 31, 2004, we terminated our management contract for the Duke University Health System laboratory network. Our remaining operations in the US laboratory market consist of a 50% interest in a South Florida laboratory partnership, the services agreement for which expires on December 31, 2004. We are currently in discussions with our partner in Florida and expect to reach an agreement to terminate our involvement with these sites by the end of the second quarter of 2005. As a result, we now classify all US laboratory operations as discontinued. In the discussion that follows, this business, along with our European generic radiopharmaceutical manufacturing business, have been treated as discontinued operations. Figures for the prior year have been restated to reflect this change.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Consolidated Results		Fourth Quarter				Full Year

	2004	2003	Change	2004	2003	Change
Net revenues	$445	$419	6%	$1,764	$1,665	6%
Operating Income	$14	$32	(56%)	$150	$191	(21%)
Basic earnings (loss) per share ("EPS")	$0.06	$(0.03)	n/m	$0.36	$0.34	6%

n/m = not meaningful

Revenues for the fourth quarter increased 6% compared to 2003. Our isotopes business led growth overall this quarter, rising 29% as a result of strong cobalt sales, which more than doubled compared to last year.

Our 2004 results have been affected negatively and to a significant extent by the continuing depreciation in the value of the US dollar. Compared to 2003, the average US dollar exchange rate declined from C$1.44 to C$1.32. The effective rate that we realized on US dollar denominated revenues declined by just $0.07 because of the shelter provided by our hedging program. While this was less of a decline than was seen in the currency markets, the drop in our effective rate, taking hedging into account, nevertheless reduced our revenues by approximately $50 million and our operating income by $26 million for the year. On the same basis, fourth quarter revenues decreased by $11 million and fourth quarter operating income decreased by $7 million. The earnings per share impact of this depreciation was $0.12 for the year and $0.03 for the quarter.

Before the impact of MDS Proteomics and other items detailed below, operating income declined 18% to $56 million for the quarter. This decline for the quarter reflects the impact of the depreciated US dollar, reduced results from analytical instruments and bioanalytical services, and increased investment in change initiatives.

During the fourth quarter, we recorded non-cash charges to effect the following:

  A $15 million reduction in the carrying value of certain deferred development costs.
  A $10 million reduction in the carrying value of our equity investment in Iconix, Inc.
  A $10 million reduction in the value of our equity investment in Evolved Digital Systems Inc., bringing the value of this investment to its current market value.

For segment reporting, the first two charges above are recorded in the Life Sciences segment and the third charge is recorded in the Health segment. In addition, we recorded $10 million of restructuring charges related to ongoing change initiatives and senior management reductions.

Details of items affecting operating income and earnings per share are provided in the following tables.

		Fourth Quarter		Full Year

		2004	2003	2004	2003

	Operating income from continuing operations before MDS Proteomics and other items	$56	$68	$258	$278

MDS Proteomics	- Operations	-	(6)	(26)	(33)
	- Write-down of goodwill and other assets	-	(2)	(63)	(2)
	Gain resulting from reorganization	-	-	8	-

	Operating income from continuing operations, before other items	56	60	177	243
	Investment and intangible asset write-down	(35)	-	(35)	(75)
	Restructuring	(7)	(28)	(13)	(28)
	Investment tax credits from MDS Proteomics	-	-	3	-
	Patent settlement	-	-	14	39
	Gain on sale of businesses and investments	-	-	4	12

	Operating income from continuing operations	$14	$32	$150	$191

	Fourth Quarter		Full Year

	2004	2003	2004	2003

EPS from continuing operations before MDS Proteomics and other items	$0.31	$0.33	$1.14	$1.21
MDS Proteomics	-	(0.06)	(0.55)	(0.24)

EPS from continuing operations before other items	0.31	0.27	0.59	0.97
Investment and intangible asset write-down	(0.22)	-	(0.22)	(0.51)
Restructuring	(0.04)	(0.13)	(0.06)	(0.13)
Recognition of MDS Proteomics tax assets	-		0.08
Patent settlement	-	-	0.06	0.18
Gain on sale of businesses and investments	-	0.01	0.03	0.07

EPS from continuing operations	0.05	0.15	0.48	0.58
Discontinued operations	0.01	(0.18)	(0.12)	(0.24)

Basic EPS	$0.06	$(0.03)	$0.36	$0.34

Segment Results

Fourth Quarter			2004			2003

	Revenues	Operating Income	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin

Life Sciences	$303	$7	2%	$275	$32	12%
Health	142	7	5%	143	8	6%

	445	14	3%	418	40	10%
Proteomics	-	-		1	(8)	n/m

	$445	$14	3%	$419	$32	8%

n/m = not meaningful

Full Year			2004			2003

	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin

Life Sciences	$1,166	$168	14%	$1,083	$192	18%
Health	598	63	11%	581	32	6%

	1,764	231	13%	1,664	224	13%
Proteomics	-	(81)	n/m	1	(33)	n/m

	$1,764	$150	9%	$1,665	$191	11%

Life Sciences

Review of operations - Revenues from Life Sciences businesses for the quarter were:

Fourth Quarter	2004	2003	Change

Early-stage research	$94	$91	3%
Late-stage research	51	41	24%

Pharmaceutical research services	145	132	10%

Gamma sterilization	30	14	114%
Nuclear medicine	56	52	8%
Therapy systems	11	9	22%

Isotopes	97	75	29%

Analytical instruments	61	68	(10%)

	$303	$275	10%

As expected, strong cobalt sales continued in the fourth quarter. We were able to process and ship product that we received in the quarter and as a result, cobalt revenues were up 114%. We expect to maintain similar annual revenue levels from this business in 2005. Our other isotope businesses also performed well.

Revenues in pharmaceutical research services climbed 10%, driven by strong results in our central laboratory business within late-stage. Division revenues are up 16% on a US dollar reporting basis. This growth is evidence of a number of recent contract wins, on which study work has begun. Early-stage revenues grew modestly in the quarter, driven by growth in early clinical work and drug safety assessment. Bioanalytical revenues stabilized in the quarter.

Growth in backlog for pharmaceutical research services continued in the quarter and we believe that sales momentum remains healthy. Backlog at year-end has increased 30% compared to the same period last year, with the majority of this growth coming from late-stage contracts. As the majority of our revenues in this division originate in the United States, we track our backlog in US dollars.

Average Backlog	[millions of US dollars]

Fiscal 2003 - Quarter 1	$ 200
Quarter 2	220
Quarter 3	240
Quarter 4	230
Fiscal 2004 - Quarter 1	240
Quarter 2	265
Quarter 3	285
Quarter 4	300

Measurement of backlog is not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded.

Revenue growth in instrumentation moderated as expected this quarter, following a particularly strong third quarter. For all of fiscal 2004, reported revenues from analytical instruments were up 4%, while sales to end-users were up 16% in US dollar terms reflecting continued strong unit sales. Revenue from analytical instruments in the current quarter were down 10% compared to 2003, reflecting the very strong third quarter that we experienced this year.

On October 22, 2004, we completed the acquisition of the MALDI Time-of-Flight business, merging this business with the existing Applied Biosystems/MDS Sciex joint venture in life science mass spectrometry. Under the terms of the agreement, MDS acquired a 50% interest in this business and certain related assets for US$40 million, US$8 million of which was paid on closing and the balance by way of a five-year promissory note. This new business is expected to increase MDS Sciex revenues by approximately $20 million in fiscal 2005. The contribution of this business to our fourth quarter results was not significant.

In our report for the third quarter, we announced that we had received an untitled letter from the US Food and Drug Administration ("FDA") containing observations related to certain procedures performed for a 2001 bioanalytical study at our Montreal facility. During the fourth quarter, the FDA continued its evaluation of our facility and procedures, and we provided the agency with additional information regarding steps taken to address their issues. We are continuing to work with the FDA to meet their current and future expectations as well as address any concerns they have brought to our attention. We have kept our clients apprised of the situation and indications are that they are satisfied with our ability to perform their work.

We believe that the substantial resources applied to answer the questions raised by the FDA and to taking corrective actions, along with the uncertainty associated with the FDA review had an impact on our bioanalytical revenues. Bioanalytical revenues for the fourth quarter were down significantly over last year but up slightly compared to the third quarter this year. Operating income from this business stabilized as a result; however, the margin from bioanalytical services remains significantly below that of 2003.

Segment operating income for the quarter was $37 million compared to $51 million last year, prior to restructuring and other charges. Slower instrumentation sales, continued challenges in bioanalytical testing, and the decline in the value of the US dollar, were the principal factors contributing to the reduction.

In the fourth quarter, we recorded $11 million of gains from our foreign currency hedge portfolio compared to $10 million for 2003. On a full year basis, we recorded total gains of $44 million in 2004 compared to $28 million last year. All income from hedges is reflected in the Life Sciences segment.

Capital expenditures - Purchases of capital assets in Life Sciences amounted to $32 million for the quarter this year and last.

Segment outlook - We are entering 2005 facing some difficult headwinds. Our Life Sciences businesses are strongly dependent on sales into the US market that are priced in US dollars. The continued decline in the US dollar poses significant challenges for us. For fiscal 2004, our hedging program provided us with a considerable degree of shelter from the impact of the decline. This year, our hedge program covered approximately 71% of our net US dollar revenue exposure at an average exchange rate of $1.49. Based on our current revenue expectations for 2005, we have forward contracts in place to cover approximately 42% of our net US dollar revenue exposure at an average rate of $1.45. At October 31, 2004, the market value of our hedge portfolio was $41 million.

Overall, we expect limited growth in reported revenues in fiscal 2005 from our Life Sciences businesses as they absorb the impact of the continued weakness in the US dollar. Operating income will also be impacted as hedge gains will be reduced and the falling US dollar will reduce the reported value of our unhedged revenues.

Health

Review of operations - Revenues from Health businesses in the quarter were:

Fourth Quarter	2004	2003	Change

Diagnostics	$96	$98	(2%)
Distribution	46	45	2%

	$142	$143	(1%)

Revenues from our Canadian diagnostics business were down slightly compared to the same quarter last year, as the anticipated 20% fee reduction in the province of British Columbia (BC) took effect on July 1, 2004. Volume increases in the province and mitigation steps taken throughout the year have offset some of the impact of the fee cut on operating income. Operating income before restructuring costs and other charges rose 12% to $19 million, compared to $17 million for the fourth quarter of 2003.

Revenues from our distribution business were up slightly compared to the same period last year.

Capital expenditures - Our Health businesses purchased $4 million of capital assets during the fourth quarter of 2004, compared to $6 million in the same period in 2003. These purchases of capital assets in 2004 were offset by the sale of $5 million of assets associated with our US laboratory operations.

Segment outlook - Our Health segment performed well in 2004 reflecting the steps we took to realign our BC operations in anticipation of fee cuts. Margins in this segment reached the highest level seen in a number of years. While we are continuing our efforts to strengthen our operating results in this segment, the margins obtained this year will not be sustained. Our mitigation efforts in BC have offset only a portion of the fee cut; however, we believe that the steps taken to date to improve operating efficiencies will result in sustainable, though lower, margins in fiscal 2005. We also expect a new fee agreement in Ontario to replace the current agreement, which expires on March 31, 2005.

Corporate

The tax rate applicable to our core business was 35% compared to 38% reported in the same quarter last year. These taxes were partially offset by the benefit from tax losses we report resulting from the reorganization of Hemosol earlier this year, which reduced our reported tax rate to 18%. For the year, we realized $6 million of cash tax savings, slightly less than one-third of the cost to effect this transaction.

As we reported in our third quarter, during the course of a corporate tax audit, the Canada Revenue Agency (the CRA) questioned the deductibility of certain expenses paid by one of our partnerships (in which we are a 50% partner) to the non-resident parent corporation of the other 50% partner. Subsequent to the end of the fourth quarter, we received a reassessment based on the position put forward by the CRA. Our share of the disallowed expenses amounts to $40 million and the disallowance proposed in the reassessment would result in a tax liability estimated at $18 million. We continue to believe strongly in the merits of our position and that our tax reserves relating to this exposure are adequate.

Investment in change

Investment continued in the fourth quarter on the implementation of a common business system, improvements to our information technology infrastructure, and the adoption of a shared services approach to the provision of support services. The first conversion to the new system occurred on November 1, 2004 for our Corporate offices and the new Enterprise Services group.

In the fourth quarter of 2004, we invested $18 million in these initiatives of which, $11 million was expensed. The combined investment this year is $66 million, of which, $45 million has been expensed.

Selling, general, and administrative expenses remain at elevated levels as a result of our on-going investment in change. We expect these levels to be similar in fiscal 2005.

We continue to implement our Sarbanes-Oxley compliance plan, targeting completion of this work prior to the end of fiscal 2005. We expect to incur incremental costs next year as a result of this activity.

Discontinued operations

Combined revenues for the discontinued US laboratory and generic radiopharmaceutical operations for the quarter were $16 million compared to $35 million last year. These operations generated an operating loss of $7 million, which was offset by a gain of $9 million resulting from the sale of our US laboratory partnership in Memphis and collection of contingent proceeds from our earlier sale of the New York and Georgia operations. No further contingent proceeds are expected. This quarter last year, these businesses generated a combined net loss of $17 million, after recording a $22 million provision for shutting down the generic radiopharmaceutical business.

Liquidity and capital resources

Our net cash position at October 31, 2004 was $296 million, compared to $270 million at July 31, 2004. Operating working capital was in the upper end of its typical range at $124 million, a decrease of $12 million from July.

By their nature, our businesses do not require significant investments in working capital and we are ordinarily able to maintain our operating working capital at levels similar to those seen this year.

Cash flow from operations for the quarter remained strong at $58 million, bringing the total operating cash flow for the year to $179 million. Valuation charges of $35 million booked in the quarter account for the largest portion of operating charges that did not affect cash flow. Depreciation and amortization was $21 million for the quarter, up from $19 million last year due to an increase in the amortization of deferred charges.

Operating cash flow has been affected by the declining currency, although again, the gains on our forward contracts offset some of this impact. We treat these forward contracts as hedges for accounting purposes and therefore all hedge gains are realized in cash at the time they are reported.

During the quarter, we spent $31 million on capital assets, and under our Normal Course Issuer Bid, we repurchased 942,100 Common shares for cancellation at an average price of $19.47 and a total cost of $18 million. The sale of our Memphis operations and collection of contingent consideration from earlier sales brought in cash of $27 million.

In addition to our cash balance, we have undrawn Corporate credit facilities totaling $225 million. We have adequate capital resources available to implement our current business plans.

Outlook

While some of our businesses performed well this year, pharmaceutical research services produced a disappointing year. Although the results in our bioanalytical business stabilized in the fourth quarter, it is too early to say if this business unit is fully back on track. The attention of the new MDS Pharma Services management team is directed at improving the operating performance of this business and achieving their 2005 plan.

We expect fiscal 2005 to be a year of continuing change for MDS. Our significant investment in business platforms and infrastructure has reached an important stage, and the cost associated with the conversion of accounting systems and the continuing restructuring of our support services will have an impact on next year's results. We expect a higher level of capital expenditures in 2005 as we enter critical phases of these initiatives.

So too, the dropping US dollar is having an impact on both reported revenue growth and on operating margins. Subsequent to our year-end, the US dollar continued to weaken, approaching $1.17 at one point compared to $1.22 at October 31, 2004 and $1.32 as the average for fiscal 2004. Every $0.01 decrease in the exchange represents an estimated $2.5 million of operating income for the year in our Life Sciences segment.

We are changing MDS to compete in a global economy. Our business growth continues as MDS Sciex sold more equipment this year than at any time in the past. We are focused on continuing product innovation in this business, including our new MALDI-TOF technology. Our isotopes business has overcome capacity challenges, bringing on line additional cobalt supply to meet continued strong customer demand, and as a result reported record levels of shipments in 2004. While we will continue to manage supply carefully in 2005, we expect to maintain these revenue levels for this business.

We continue to grapple with the delays affecting our MAPLE project. Discussions with Atomic Energy of Canada Limited and the Government of Canada continued during the fourth quarter. We remain committed to achieving a resolution that addresses the commissioning schedule, the regulatory approvals that we require, and one that results in a satisfactory resolution to the financial dispute. In the meantime, we expect to continue to supply our medical isotope customers through our existing arrangements.

Our diagnostics business has faced fee reductions in BC and implemented a number of actions to reduce costs and to deal with this changed environment. Nevertheless, the unexpected reversal of the fee cut for a portion of the current year contributed $0.04 to earnings per share that will not be repeated in 2005. Meanwhile, negotiations have begun in Ontario toward a new fee agreement to begin on April 1, 2005. Although we are at the early stages, we expect these negotiations will result in a fair agreement and one that addresses some of the systemic funding issues contained in the current agreement.

Overall, we expect many of these issues to have a negative impact on operating income and earnings per share next year compared to 2004. Offsetting this, to some extent, we expect improved performance from pharmaceutical research services. In addition, we will enjoy the benefits of a reduced effective tax rate for the full year in 2005. We remain committed to our savings targets from our change initiatives, having identified and acted upon programs to generate $20 million of savings in 2004. Although these savings were offset by our investment in change, they will be sustainable in future years after this investment is completed.